February 2, 2021

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-4561
Attn:    Mr. Buchmiller

Re:    Seaspine Holdings Corporation
    Registration Statement on Form S-3
    File No. 333-236802

Ladies and Gentlemen:

    Pursuant to Rule 461 of the Securities Act of 1933, as amended, Seaspine Holdings Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement to 4:00 p.m., Eastern Standard Time, on Thursday, February 4, 2021, or as soon thereafter as practicable.
    The Company acknowledges that:
•should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing;
•the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact Patrick J. O’Malley of DLA Piper LLP (US) with any questions or comments at (858) 677-1471. Thank you for your assistance with this filing.

                    Very truly yours,

                    Seaspine Holdings Corporation

                    By:     /s/ John Bostjancic
                    Name:    John Bostjancic
    Title:    Chief Financial Officer